Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 ___________ (212) 455-2000
Facsimile (212) 455-2502

September 29, 2014

VIA COURIER AND EDGAR

Re:	Fyffes plc

Form 425

Filed September 17, 2014

File No. 001-01550

David L. Orlic Special Counsel Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of Fyffes plc (the “Registrant” or “Fyffes”) and in response to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s Form 425 filed with the Commission on September 17, 2014, File No. 001-01550 (the “Filing”) contained in your letter dated September 26, 2014 (the “Comment Letter”), we are hereby providing the following response to the Comment Letter.

The response set forth in this letter corresponds to the comment in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to slide numbers in our response refer to the numbered slides of the Filing. The response and information described below are based upon information provided to us by the Registrant.

Securities and Exchange Commission	-2-	September 29, 2014

Slide 18

1.	We note your response to our prior comment 2 and reissue. We note that the “Illustrative Share Price Analysis” uses a ChiquitaFyffes Pro Forma EV/EBITDA trading multiple range of 7.5x to 8.5x. Please advise regarding your basis for selecting this multiple range. In this regard, we note that your response focuses on Chiquita but the “Illustrative Share Price Analysis” is for the combined company of ChiquitaFyffes. We further note that the 10-year medium EV/EBITDA trading multiple of 7.7x was for Chiquita. Please note that we may have further comments upon review of your response.

Response: The Registrant acknowledges the Staff’s comment and respectfully informs the Staff that the Registrant, based on the guidance of its financial advisor, considers Chiquita as a standalone company to be the most comparable company to the combined ChiquitaFyffes company following the completion of the combination for purposes of informing potential pro forma EV/EBITDA trading multiple ranges for ChiquitaFyffes. The similarities between Chiquita and ChiquitaFyffes that inform this conclusion include the respective product split of Chiquita and ChiquitaFyffes, the fact that Chiquita’s 2013 revenue represents approximately 72 per cent of ChiquitaFyffes' 2013A revenue on a proforma basis, as well as the fact that ChiquitaFyffes will retain a US listing and Chiquita is currently listed in the US on a standalone basis. Please refer to page 15 of the Filing for a comparison of the respective business split of Chiquita and ChiquitaFyffes. In light of the foregoing considerations, the illustrative multiple range for ChiquitaFyffes used in the Filing was based on the Chiquita trading multiples referred to in our response to the Staff’s prior comment 2.

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Securities and Exchange Commission	-3-	September 29, 2014

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to call Mario A. Ponce at 212-455-3442 or Elizabeth A. Cooper at 212-455-3407 with any questions or further comments you may have or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett llp

Simpson Thacher & Bartlett llp

cc:	Securities and Exchange Commission

Donald Field
Loan Lauren Nguyen

Fyffes plc

David McCann

Simpson Thacher & Bartlett llp

Mario A. Ponce

Elizabeth A. Cooper